[The Symphony Wealth Management Group, Inc. Letterhead]

Letter Agreement

November 30, 2005

To:	Unified Series Trust
431 North Pennsylvania Street
Indianapolis, Indiana 46204

Dear Sirs:

You have engaged us to act as the sole investment advisor to The Symphony Wealth Management Ovation Fund (the “Fund”) pursuant to a Management Agreement approved by the Board of Trustees on August 29, 2005 (the “Agreement”).

Effective upon the commencement of operations of the Fund through the end of its second fiscal year, we hereby agree to reimburse the Fund’s operating expenses and/or agree to reimburse Fund expenses, but only to the extent necessary to maintain the Fund’s total annual operating expenses, except brokerage fees and commissions, any 12b-1 fees, borrowing costs (such as interest and dividend expenses on securities sold short), taxes and extraordinary expenses at 1.95% of the average daily net assets of the Fund’s Class A shares and 2.60% of the average daily net assets of the Fund’s Class C shares, through November 30, 2007. Any waiver or reimbursement by us is subject to repayment by the Fund in the three fiscal years following the fiscal year in which the particular waiver and/or reimbursement occurred; provided that the Fund is able to make the repayment without exceeding the applicable expense limitation.

Very truly yours,

The Symphony Wealth Management, Inc.

By: ___________________________________

Chris Bach, President

Acceptance

The foregoing Agreement is hereby accepted.

Unified Series Trust

By: ___________________________________

Anthony J. Ghoston, President